Jason L. Kent (858) 550-6044 jkent@cooley.com

May 8, 2007

VIA EDGAR AND FEDERAL EXPRESS

Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Biosite Incorporated

Schedule 14D-9/A filed on May 2, 2007

SEC File No. 5-50351

Dear Ms. Chalk:

On behalf of Biosite Incorporated (the “Company”), we have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Frederick T. Muto dated May 3, 2007.

Concurrently with the submission of this response letter, the Company is filing with the Commission via EDGAR Amendment No. 14 (“Amendment No. 14”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”). For your convenience, we have enclosed a copy of Amendment No. 14 with this response letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

General

1.	In your response letter, indicate how you disseminated the revised disclosure set forth in this amended Schedule 14D-9. We may have additional comments. See Rule 14e-2(b) of Regulation 14E.

Pursuant to Rule 14e-2(b) of Regulation 14E and Rule 14d-9(c)(3) of Regulation 14D, the Company filed Amendment No. 13 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (“Amendment No. 13”) on May 2, 2007 with the Commission via EDGAR. In addition, the Company issued a press release dated May 1, 2007, which was filed as Exhibit (a)(1)(GG) to Amendment No. 13 and incorporated by reference therein, that specifically

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United States Securities and Exchange Commission

May 8, 2007

indicated that additional information with respect to the relevant amendment to the merger agreement was described in Amendment No. 13 which was being filed with the Commission on May 1, 2007. The press release also stated that the Schedule 14D-9 is available to all stockholders of the Company at no expense to them at the Commission’s website at http://www.sec.gov and upon request by mailing requests for such materials to: Investor Relations, Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121.

The Company concluded that it had satisfied its obligations under Rule 14e-2(b) of Regulation 14E and Rule 14d-9(c)(3) of Regulation 14D with respect to Amendment No. 13 by taking the actions described in the foregoing paragraph. In reaching the foregoing conclusion, the Company took into consideration the extensive real-time media coverage of its acquisition and related developments, the sophistication of its stockholders (i.e., approximately 85.44% the shares of Common Stock were held by institutional investors as of April 27, 2007 based on estimates by MacKenzie Partners, Inc.), and the potential short time period between the filing of Amendment No. 13 and the expiration date of the tender offer for shares of the Company’s Common Stock by a subsidiary of Beckman Coulter, Inc. (“Beckman”) (i.e., 10 business days).

Item 4.	The Solicitation or Recommendation

2.	Under “Reasons for Recommending the Amended Offer and the Merger Agreement” beginning on page 8, explain how specifically the Biosite Board considered the changes in the treatment of Company Options set forth in the Merger Agreement Amendment in recommending the Amended Offer by Beckman. Your revised disclosure should explain the significance of these changes to shareholders, to the Company and to option holders.

The Company has revised the Schedule 14D-9 pursuant to the Staff’s comment as set forth in Amendment No. 14.

3.	On page 9, expand the discussion of why the Biosite Board viewed Beckman’s greater financial resources as a factor weighing in favor of the Beckman offer, even though the Inverness Offer was equal to the Beckman Offer in price. In this regard, you refer to such greater financial resources as improving the successful financing and closing of the Amended Offer and Merger in relation to the competing Inverness offer; however, the commitment letters submitted on behalf of Inverness with its proposals and filed by you as exhibits to prior Schedule 14D-9 amendments appear to indicate that the Inverness had commitments in place to fund its offer.

The Company has revised the Schedule 14D-9 pursuant to the Staff’s comment as set forth in Amendment No. 14.

4.	Quantify the “considerably longer period of time” which you allege would be required to complete the Inverness Offer because it was structured as a single-step merger. In

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May 8, 2007

addition, clarify your reference to the factors other than timing concerns which you allege contributed to greater uncertainty in completing the merger structure contemplated by the Inverness Offer.

The Company has revised the Schedule 14D-9 pursuant to the Staff’s comment as set forth in Amendment No. 14.

5.	See the last two comments above. If some of the Biosite Board’s concerns regarding the Inverness Offer related to its structure as a one-step merger, did the Board convey to Inverness its preference for a two-step tender offer followed by a merger? Why or why not?

The Company has revised the Schedule 14D-9 pursuant to the Staff’s comment as set forth in Amendment No. 14.

* * *

In connection with responding to the Staff’s comments, on behalf of the Company, we acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct any questions or comments regarding our responses to the Staff’s comments and the corresponding portions of Amendment No. 14 to the undersigned at (858) 550-6044 or Keith Flaum at (650) 843-5141.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent